Jane Street Capital, LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2018

1. Nature of Operations

Jane Street Capital, LLC ("JSC"), a Delaware limited liability company, is registered as a broker-dealer under the Securities Exchange Act of 1934. JSC is a wholly-owned subsidiary of Jane Street Group, LLC (the "Parent"). JSC is a member of various exchanges and the Financial Industry Regulatory Authority, Inc ("FINRA"), who serves as its Designated Examining Authority. JSC trades for its own account and is a market-maker on the BATS Z-Exchange, Inc., Chicago Board Options Exchange, Incorporated, CBOE Futures Exchange, LLC, Chicago Mercantile Exchange Inc., Chicago Stock Exchange, Inc., Investors' Exchange, LLC, The NASDAQ Stock Market LLC, NYSE Arca, Inc., and ICE Futures U.S., Inc. Additionally, JSC is a member of the Depository Trust Company and acts as an authorized participant in order to create and/or redeem exchange traded funds. JSCC Limited ("JSCC"), JSC's wholly-owned subsidiary, is an unregulated firm incorporated in the Cayman Islands.

2. Summary of Significant Accounting Policies

Basis of Presentation

This consolidated financial statement includes the accounts of JSC and JSCC (collectively referred to herein as the "Company"). All intercompany transactions and balances have been eliminated in consolidation. The Company operates as a single segment under Accounting Standards Codification ("ASC") 280, *Segment Reporting*.

This consolidated financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of this consolidated financial statement requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of this consolidated financial statement. Actual amounts could differ from these estimates.

Cash

The Company at times may maintain cash in deposit accounts in excess of Federal Deposit Insurance Corporation limits. The Company has not experienced any losses on such accounts.

2. Summary of Significant Accounting Policies (continued)

Securities and Other Financial Instruments Owned and Securities and Other Financial Instruments Sold, Not Yet Purchased, at Fair Value

Generally, equity securities traded on a national securities exchange or over the counter, are valued at the last reported sales price for the identical instrument at the date of valuation. In certain cases, where the Company believes the last reported sales price is not the best indication of fair value, the Company adjusts its estimate of fair value to an alternate source.

Domestic options are generally valued using a third-party pricing source at the date of valuation. These prices generally fall within the parameters of the bid and ask prices on the exchange. All other options are priced using last traded exchange prices at the date of valuation.

Debt securities, including corporate bonds, municipal bonds, government bonds, mortgage-backed bonds, and foreign sovereign bonds, are valued using a third-party pricing source at the date of valuation. These prices generally fall within the average parameters of bid and ask prices of broker-dealers who make markets in those securities.

Securities and other financial instruments owned and Securities and other financial instruments sold, not yet purchased, in the Consolidated Statement of Financial Condition, are net by CUSIP, by each clearing broker.

Futures contracts traded on a national securities exchange are included in Due from brokers in the Consolidated Statement of Financial Condition and are valued at the last reported sales price at the date of valuation.

Contracts for differences ("CFDs") are included in Due from brokers in the Consolidated Statement of Financial Condition and are valued based on the last reported sales price of the underlying financial instruments at the date of valuation.

The Company continually refines its process for estimating and measuring the fair value of securities and other financial instruments in order to achieve the most accurate estimate of fair value. Refinements are focused on enhancing the use of observable market information. In carrying out its valuation responsibilities, the Company has considered the availability and quality of external market information to provide justification and rationale for its fair value estimates.

2. Summary of Significant Accounting Policies (continued)

The Company adopted Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)* as of January 1, 2018; however, because proprietary trading operations are excluded from the scope of the standard, the adoption of this standard did not have an impact on the Company's Consolidated Statement of Financial Condition.

The Company records transactions in securities and the related revenues and expenses on a trade date basis. All resulting realized and unrealized gains and losses are reflected in Member's equity.

Interest income and expense are recorded on an accrual basis. Dividend income on equities owned and dividend expense on equities sold, not yet purchased are recorded on the ex-dividend date.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the prevailing exchange rates on the reporting date. Both purchases and sales of securities and revenue and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

Income Taxes

The Company is a single member limited liability company and a disregarded entity for U.S. tax purposes; therefore, no provision has been made in the accompanying consolidated financial statement for U.S. federal, state, or city income taxes, or for other relevant jurisdictions.

The Company is subject to the provisions of the ASC 740-10, *Accounting for Uncertainty in Income Taxes* ("ASC 740"). This standard establishes consistent thresholds as it relates to accounting for income taxes and defines the threshold for recognizing the benefits of tax-return positions in the consolidated financial statement as "more-likely-than-not" to be sustained by the taxing authority. ASC 740 requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. Management has analyzed the Company's inventory of tax positions taken with respect to all applicable income tax issues for open tax years, and has concluded that no reserve for uncertain positions is required in the consolidated financial statement for the year ended December 31, 2018.

Jane Street Capital, LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2018

2. Summary of Significant Accounting Policies (continued)

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in Member's equity.

Fixed Assets

Furniture, equipment, and software are carried at cost net of accumulated depreciation and amortization. Depreciation and amortization are provided by the straight line method over the estimated useful lives of the related assets. Fixed assets consist of the following:

	Depreciable Life in Years	At December 31, 2018
Furniture	7	$ 32,300
Equipment	5	11,015,811
Software	3	458,601
Total fixed assets		11,506,712
Less accumulated depreciation and amortization		(5,337,788)
Fixed assets, net		$ 6,168,924

New Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases* ("ASU 2016-02"). Under this standard, lessees will be required to recognize a right-of-use asset and a lease liability for virtually all leases other than those that meet the definition of a short-term lease. The standard is effective for fiscal years beginning after December 15, 2018. In July 2018, the FASB issued ASU 2018-10, *Codification Improvements to Topic 842, Leases*, which modifies certain aspects of ASU 2016-02, including allowing entities to adopt the new leasing standard as of January 1, 2019, without restating prior periods presented, and providing certain practical expedients. While the Company continues to assess all of the effects of adoption, the Company currently believes the most significant effect relates to the recognition of new right of use assets and corresponding lease liabilities on the Company's Consolidated Statement of Financial Condition. The Company's evaluation of ASU 2016-02 is ongoing and may identify additional impacts on the Company's consolidated financial statement.

Jane Street Capital, LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2018

3. Fair Value of Financial Instruments

ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), provides a single definition of fair value together with a framework for measurement, and requires additional disclosure about the use of fair value techniques to measure assets and liabilities. ASC 820 emphasizes that fair value is a market-based measurement, not any specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under ASC 820, fair value measurements are disclosed by level in that hierarchy.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1: Includes inputs that are quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Includes inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.

Level 3: Includes significant unobservable inputs for the asset or liability and relies on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the company's own data.

Effective January 1, 2018, the Company adopted ASU 2018-03, *Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement* ("ASU 2018-13"). ASU 2018-13 eliminates, adds, and modifies certain disclosure requirements for fair value measurements. The update eliminates the requirement to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, and introduces a requirement to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The adoption of ASU 2018-03 did not have a material impact on the Company's consolidated financial statement and related disclosures.

Notes to Consolidated Statement of Financial Condition

December 31, 2018

3. Fair Value of Financial Instruments (continued)

The following tables set forth the Company's securities and other financial instruments by level within the fair value hierarchy as of December 31, 2018:

	Fair Value Hierarchy		
	Level 1	Level 2	Total
Securities and other financial instruments owned:			
Equities	$ 7,976,478,092	$ 748,362,175	$ 8,724,840,267
Options	661,556,219	154,574,547	816,130,766
Corporate bonds	-	2,227,061,750	2,227,061,750
Municipal bonds	-	29,004,139	29,004,139
Government bonds	181,154,653	-	181,154,653
Foreign sovereign bonds	28,159,267	19,085,813	47,245,080
Total Securities and other financial instruments owned	$ 8,847,348,231	$ 3,178,088,424	$ 12,025,436,655

	Level 1	Level 2	Total
Derivative assets:			
Futures contracts included in Due from brokers	$ -	$ 20,088,888	$ 20,088,888
CFDs included in Due from brokers	-	8,580,528	8,580,528
Total derivative assets	$ -	$ 28,669,416	$ 28,669,416

Notes to Consolidated Statement of Financial Condition

December 31, 2018

3. Fair Value of Financial Instruments (continued)

	Fair Value Hierarchy		
	Level 1	Level 2	Total
Securities and other financial instruments sold, not yet purchased:			
Equities	$ 8,044,171,437	$ 305,304,134	$ 8,349,475,571
Options	641,105,380	266,155,513	907,260,893
Corporate bonds	-	2,623,488,522	2,623,488,522
Municipal bonds	-	1,094	1,094
Government bonds	246,882,401	-	246,882,401
Foreign sovereign bonds	23,283,182	54,579,200	77,862,382
Total Securities and other financial instruments sold, not yet purchased	$ 8,955,442,400	$ 3,249,528,463	$ 12,204,970,863

	Level 1	Level 2	Total
Derivative liabilities:			
Futures contracts included in Due from brokers	$ -	$ 28,478,786	$ 28,478,786
CFDs included in Due from brokers	-	3,388,472	3,388,472
Total derivative liabilities	$ -	$ 31,867,258	$ 31,867,258

During the year ended December 31, 2018, there were no securities or other financial instruments classified as Level 3.

4. Due To and From Brokers and Concentration of Credit Risk

The clearing and depository operations for the Company's securities transactions are provided by several brokers. At December 31, 2018, the amounts reflected in Due to and from brokers in the Consolidated Statement of Financial Condition are primarily from seven brokers.

Amounts Due to and from brokers in the Consolidated Statement of Financial Condition include cash, net amounts payable and receivable for securities transactions that have not settled, and unrealized appreciation or depreciation from certain derivative financial instruments and foreign currency translation. Amounts due to and from the same broker have been offset where the right of offset exists.

Substantially all securities held at the brokers serve as collateral for the amounts due to the relevant broker. Subject to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to sell or repledge this collateral. Additionally, securities and other financial instruments owned and securities and other financial instruments sold, not yet purchased, are generally subject to margin requirements.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risk in excess of that presented in the Consolidated Statement of Financial Condition (see Note 8).

The Company maintains accounts with financial institutions. In the event of a financial institution's insolvency, recovery of assets may be limited to account insurance or other protection afforded to such accounts. The Company has not experienced any losses on these accounts.

5. Intercompany and Related Party Transactions

The Parent pays for payroll and certain operating expenses on behalf of the Company. The amount reflected as Due to Parent in the Consolidated Statement of Financial Condition includes the unpaid portion of these expenses.

Additionally, the Company pays for certain operating expenses on behalf of some of its affiliates. The amount reflected as Due from affiliates in the Consolidated Statement of Financial Condition includes the unreimbursed portion of these expenses.

5. Intercompany and Related Party Transactions (continued)

The Company is charged commissions by an affiliate for the affiliate's role as executing broker. These expenses, offset by amounts owed from this affiliate on those trades with third-parties, are netted within in the Due to affiliate balance in the Consolidated Statement of Financial Condition includes the unreimbursed portion of this expense.

In addition to the foregoing, the Company, along with its affiliates, may execute intercompany securities transactions, which occur at fair value. The Company may trade on the behalf of affiliates, or affiliates may trade on behalf of the Company, both in the capacity of agent.

JSC guarantees JSCC against failure to pay in full or perform all or part of the obligations to its clearing broker. Payments that the Company could be required to make under the guarantee are difficult to estimate however, significant payments under this arrangement are unlikely. Accordingly, there are no payments required and no contingent liabilities recorded in the Consolidated Statement of Financial Condition related to this arrangement at December 31, 2018.

A Revolving Note and Cash Subordination Agreement between the Parent and the Company defines specific terms and conditions under which, from time to time, the Parent may lend the Company various dollar amounts. At December 31, 2018 the outstanding balance under this agreement, including interest payable, is $190,873,204. The amount reflected as Due to Parent in the Consolidated Statement of Financial Condition is primarily comprised of this outstanding balance.

Upon direction from its Operating Committee, the Parent issues both investor units and equity units (collectively, "the units") of the Parent to certain members, including those that provide services to the Company. The equity unit issuance is done, in part, based upon the member's individual performance and/or service. The investor units are representative of the total consolidated capital of the Parent and the members earn a return on that capital. The equity units are a means of distributing the consolidated residual profit and loss of the Parent. All of these units are issued at the Parent level. The equity units, when issued, are normally subject to vesting over a period of up to three years. Both investor units and equity units are subject to redemption by the Parent under certain circumstances as defined in the relevant Amended and Restated Limited Liability Company Agreement of Jane Street Group, LLC. For equity unit awards, the Parent has made a policy election to account for awards to members who provide services to the Company as distributions from equity.

6. Subordinated Borrowing

During December 2018, the Company and the Parent amended the existing subordinated loan agreement (the "Agreement") to extend its maturity by one year to December 23, 2019. This Agreement and amendments thereto are in accordance with Appendix D to Rule 15c3-1 under the Securities Exchange Act of 1934. The total amount borrowed under the Agreement is $100,000,000. The fair value of this instrument approximates its carrying value because of its short-term nature and because it bears a market-based interest rate.

Interest on the loan is payable at the scheduled maturity date at a rate of 8.5% per annum. Interest payable of $223,757 is a component of the Due to Parent balance in the Consolidated Statement of Financial Condition.

This subordinated borrowing has been approved by FINRA for inclusion in computing the Company's net capital pursuant to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1 of the SEC (the "net capital rule").

7. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the net capital rule. During 2018, the Company elected to compute its net capital under the alternative method permitted by the rule, which requires that the minimum net capital be equal to the greater of $1,000,000 or 2% of debit items as shown in Formula for Reserve Requirements pursuant to SEC Rule 15c3-3. At December 31, 2018, the Company had net capital of $1,131,362,370, which exceeded the requirement of $1,000,000 by $1,130,362,370.

The Company applies judgment in interpreting certain provisions of the net capital rule. Those interpretations, which are reviewed periodically by FINRA and the SEC, can have a significant impact on the Company's computed net capital. Management believes its interpretations are appropriate.

The Company's equity withdrawals are subject to certain provisions of the net capital rule of the SEC and other regulatory bodies.

8. Derivative Financial Instruments

The Company's activities may include the purchase and sale of CFDs, options, futures, and other similar derivatives. These contracts involve elements of market risk in excess of the amounts recognized in the Consolidated Statement of Financial Condition, in part because of the

8. Derivative Financial Instruments (continued)

additional complexity and potential for leverage. These financial instruments are used for trading purposes and for managing risks associated with the portfolio of securities.

All derivative positions are reported in the accompanying Consolidated Statement of Financial Condition at fair value and any change in value is reflected in Member's equity.

Management believes that risks associated with derivatives are minimized through its hedging strategies. However, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the financial instruments, interest rates and the underlying assets.

Derivatives may create credit risk, as well as legal, operational, reputational, and other risks beyond those associated with the direct purchase or sale of the underlying securities to which their values are related.

A CFD is an equity derivative contract that bases its value on the price of a stock index or common stock, without investing in the underlying physical share. As such, the Company has no rights or obligations relating to the underlying share. The CFD is a contract between two parties to exchange, at the close of the contract, the difference between the reset price and the closing price of the contract, multiplied by the number of shares specified within the contract. CFD agreements involve elements of credit and market risk. Risks include the possibility that no liquid market exists for a CFD obligation, a counterparty may default on its obligation or unfavorable price changes may occur in the underlying security.

The Company may purchase and sell options on securities, currencies, indices, and commodities on national and international exchanges and over-the-counter markets. Options may be cash settled, settled by physical delivery or by entering into a closing transaction. In entering into a closing purchase transaction, the Company may be subject to the risk of loss to the extent that the premium paid for entering into such closing purchase transaction exceeds the premium received when the option was written. In addition, the correlation between option prices and the prices of underlying financial instruments may be imperfect and the market for any particular option may be illiquid at a particular time.

The seller ("writer") of a call option which is covered (e.g., the writer has a long position in the underlying financial instrument) assumes the risk of a decline in the market price of the underlying financial instrument below the value of the underlying financial instrument less the premium received, and gives up the opportunity for gain on the underlying financial instrument

8. Derivative Financial Instruments (continued)

above the exercise price of the option. The writer of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying financial instrument above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells short the underlying financial instrument, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying financial instrument.

The writer of a put option which is covered (e.g., the writer has a short position in the underlying financial instrument) assumes the risk of an increase in the market price of the underlying financial instrument above the sales price (in establishing the short position) of the underlying financial instrument, plus the premium received, and gives up the opportunity for gain on the underlying financial instrument below the exercise price of the option. The writer of an uncovered put option assumes the risk of a decline in the market price of the underlying financial instrument below the exercise price of the option. At December 31, 2018, the Company had a maximum payout amount of $11,669,264,044 related to its written put option contracts expiring between January 2, 2019 and January 15, 2021. The fair value of the related underlying assets as of December 31, 2018 is $13,153,155,310. These amounts do not include the Company's hedges which are designed to substantially offset this risk. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying financial instrument, the loss on the put will be offset in whole or in part by any gain on the underlying financial instrument.

The Company trades futures contracts. Substantially all trading in futures has as its basis a contract to purchase or sell a specified quantity of a particular asset for delivery at a specified time, although certain financial instruments, such as market index futures contracts, may be settled only in cash based on the value of the underlying composite index. Futures trading involves trading in contracts for future delivery of standardized, rather than specific, lots of particular assets.

Futures prices are highly volatile. Price movements for the futures contracts which the Company may trade are influenced by, among other things, changing supply and demand relationships, government, trade, fiscal, and economic events, and changes in interest rates. Governments from time to time intervene, directly and by regulation, in certain markets, often with the intent to influence prices directly. The open positions must be marked to market daily, requiring additional margin deposits if the position reflects a loss that reduces the Company's equity below the level required to be maintained and permitting release of a portion of the deposit if the position reflects a gain that results in excess margin equity.

8. Derivative Financial Instruments (continued)

The fair value of derivative financial instruments as of December 31, 2018 and the volume of these financial instruments for the year ended December 31, 2018 are as follows:

Derivative	Derivative Fair Value at December 31, 2018		Consolidated Statement of Financial Condition Line Item	Volume	
	Assets	Liabilities		Number of Underlying Securities	Number of Contracts
Indices – Options	$ 141,049,813	$ 252,934,468	Securities and other financial instruments owned; Securities and other financial instruments sold, not yet purchased	880,152,600	
Indices – Futures	18,166,171	24,905,971	Due from brokers		13,489,771
Equities – Options	675,065,953	654,326,425	Securities and other financial instruments owned; Securities and other financial instruments sold, not yet purchased	10,071,290,025	
Equities – CFDs	8,580,528	3,388,472	Due from brokers	1,966,431,479	
Equities – Rights and Warrants	32,249	29,991	Securities and other financial instruments owned; Securities and other financial instruments sold, not yet purchased		38,777,689
Fixed Income - Futures	149,813	321,968	Due from brokers		346,746
Commodities – Options	15,000	-	Securities and other financial instruments owned	23,952,000	
Commodities – Futures	1,772,904	3,249,964	Due from brokers		2,303,276
Currencies – Futures	-	883	Due from brokers		100,420

Jane Street Capital, LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2018

8. Derivative Financial Instruments (continued)

The gross amounts of assets and liabilities subject to netting and the gross amounts offset in the Consolidated Statement of Financial Condition, as required by ASC 210-20, *Balance Sheet*, are as follows:

	Gross amount of recognized assets/liabilities		Gross amount offset in the Consolidated Statement of Financial Condition		Net amount of assets/liabilities presented in the Consolidated Statement of Financial Condition
Assets					
Equities:					
Rights and warrants	$	44,962	$	(12,713)	$ 32,249
Other non-derivatives					8,724,808,018
Total Equities	$	44,962	$	(12,713)	$ 8,724,840,267
Options	$	984,814,468	$	(168,683,702)	$ 816,130,766
Due from brokers**:					
Futures	$	27,427,124	$	(35,817,022)	$ (8,389,898)
CFDs		8,580,528		(3,388,472)	5,192,056
Other non-derivatives					2,744,535,777
Total Due from brokers	$	36,007,652	$	(39,205,494)	$ 2,741,337,935
Liabilities					
Equities:					
Rights and warrants	$	42,704	$	(12,713)	$ 29,991
Other non-derivatives					8,349,445,580
Total Equities	$	42,704	$	(12,713)	$ 8,349,475,571
Options	$	1,075,944,595	$	(168,683,702)	$ 907,260,893
Due to brokers**:					
Futures	$	35,817,022	$	(35,817,022)	$ -
CFDs		3,388,472		(3,388,472)	-
Other non-derivatives					51,475,460
Total Due to brokers	$	39,205,494	$	(39,205,494)	$ 51,475,460

**See Note 4

9. Other Risks Related to Financial Instruments Held by the Company

Unexpected volatility or illiquidity in the markets in which the Company directly or indirectly holds positions could impair its ability to carry out its business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of financial instruments.

The Company is a registered market-maker. A market-maker may be called upon to make markets and provide liquidity at times of market stress. Because of these obligations, the Company's risk, at a time of large, volatile moves may be greater than that suggested by the positions in the Company's Consolidated Statement of Financial Condition.

Currency risk is the risk that the fair value of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments.

Interest rate risk is the risk that the fair value or future cash flows of fixed income or rate sensitive financial instruments will increase or decrease because of changes in interest rates. Generally the value of these instruments will change inversely with changes in interest rates. As interest rates rise, the fair value of these instruments tends to decrease. Conversely, as interest rates fall, the fair value of these instruments tends to increase. This risk is generally greater for long-term securities than for short-term securities.

Credit risk represents the potential loss that would occur if counterparties fail to perform payment obligations. The Company is subject to credit risk to the extent a counterparty is unable to fulfill contractual obligations. Certain of the Company's master agreements governing derivatives (the "ISDA Agreements") contain provisions that specify levels for the Company's equity, capital or net assets, among other covenants. Depending on the ISDA Agreement, the failure of the Company to maintain these levels may give the counterparties a right to either terminate and demand payment of the net amount owing on, or increase the collateral amount of, the derivative contracts with respect to the net liability position, if any.

9. Other Risks Related to Financial Instruments Held by the Company (continued)

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including the inability to sell financial instruments quickly or at close to fair value.

Short selling, or the sale of securities not owned by the Company, exposes the Company to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly and in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a short squeeze can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

Borrowings are usually from securities brokers and dealers and are typically secured by the Company's securities and other assets. Under certain circumstances, such a broker-dealer may demand an increase in the collateral that secures the Company's obligations and if the Company is unable to provide additional collateral, the broker-dealer could liquidate assets held in the account to satisfy the Company's obligations to the broker-dealer. Liquidation in that manner could have adverse consequences. In addition, the amount of the Company's borrowings and the interest rates on those borrowings, which will fluctuate, could have a significant effect on the Company's profitability.

While the use of certain forms of leverage including margin borrowing, reverse repurchase agreements, structured products or derivative instruments can substantially improve the return on invested capital, such use may also increase the adverse impact to which the portfolio of the Company may be subject.

Currencies, securities and commodity interests, and the issuers of securities and commodity interests are affected by, among other things: changing supply and demand, interest rates, merger activities, governmental laws, regulations and enforcement activities, trade, fiscal and monetary programs and policies, and national and international political and economic developments. The effect of such factors on exchange rates, interest rates, the prices of securities and commodity interests in general, or a particular currency, security or commodity interest, is difficult to predict. In addition, there is unpredictability as to change in general economic conditions, which may affect the profitability of the Company's strategy.

9. Other Risks Related to Financial Instruments Held by the Company (continued)

The Company trades in securities of non-U.S. issuers and in other financial instruments denominated in various currencies. In addition, in order to hedge foreign currency exchange rate risks, which may arise from the purchase of such securities or other reasons incidental to the Company's business, the Company may trade foreign currencies and foreign currency-related products. These types of products entail risks in addition to those involved in securities of domestic issuers. Trading non-U.S. securities may represent a greater degree of risk than trading U.S. securities. Non-U.S. securities also may be less liquid and more volatile than U.S. securities and may involve higher transaction and custodial costs. In addition, hedging foreign currency exchange rate risk entails additional risk since there may be an imperfect correlation between the Company's portfolio holdings of securities denominated in a particular currency and the Company's portfolio holdings of currencies and foreign currency related products purchased by the Company to hedge any exchange rate risk.

The Company may effect transactions in the over-the-counter or interdealer markets. The participants in such markets are typically not subject to the same stringent level of credit evaluation as are members of exchange based markets. This exposes the Company to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract or because of a credit or liquidity problem, thus causing the Company to suffer a loss. In addition, in the case of a default, the Company could become subject to adverse market movements while replacement transactions are executed. Such counterparty risk is accentuated for contracts with longer maturities where events may intervene to prevent settlement, or where the Company has concentrated its transactions with a single or small group of counterparties. The Company is not restricted from dealing with any particular counterparty or from concentrating any or all of its transactions with one counterparty. Although the Company does not have a formal internal credit function, it is the Company's policy to review, as necessary, the credit standing of counterparties. However, the ability of the Company to transact business with any one, or a number of, counterparties may increase the potential for losses by the Company.

9. Other Risks Related to Financial Instruments Held by the Company (continued)

The Company may trade high yield bonds and preferred securities which are rated in the lower rating categories by the various credit rating agencies (or in comparable non-rated securities). Securities in the lower rating categories are subject to greater risk of loss of principal and interest than higher-rated securities and are generally considered to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. They are also generally considered to be subject to greater risk than securities with higher ratings in the case of deterioration of general economic conditions. Because investors generally perceive that there are greater risks associated with the lower-rated securities, the yields and prices of such securities may tend to fluctuate more than those for higher-rated securities. The market for lower-rated securities is thinner and less active than that for higher-rated securities, which can adversely affect the prices at which these securities can be sold. In addition, adverse publicity and investor perceptions about lower-rated securities, whether or not based on fundamental analysis, may be a contributing factor in a decrease in the value and liquidity of such lower-rated securities.

10. Subsequent Events

In 2019, the Company entered into an agreement to guarantee the obligations of an affiliate entity to a specific trading counterparty.

The Company has evaluated all other events through the date that this consolidated financial statement was available to be issued.